Exhibit 21.1
Construction Partners, Inc.
List of Subsidiaries

Subsidiary	Jurisdiction of Incorporation/Formation
C.W. Roberts Contracting, Incorporated	Florida
King Asphalt, Inc.	South Carolina
FSC II, LLC*	North Carolina
The Scruggs Company	Georgia
Wiregrass Construction Company, Inc.	Alabama
Construction Partners Risk Management, Inc.	Alabama
*FSC II, LLC conducts business under the trade names “Fred Smith Company,” “Rose Brothers Paving Company” and “Daurity Springs Quarry.”